

February 12, 2014

Via E-mail
Nicole Rusaw
Chief Financial Officer
Transition Therapeutics Inc.
101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

     Re: **Transition Therapeutics Inc.**
                 Form 20-F for the Fiscal Year Ended June 30, 2013
                 Filed September 11, 2013
                 File No. 001-33514

Dear Ms. Rusaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Intellectual Property
Patent Protection
TT-401/402, page 26

1. Please expand your disclosure to include the expiration dates of the material patents related to drug candidates TT-401 and TT-402 and disclose the major non-United States jurisdictions where you have filed patent applications related to TT-401 and TT-402.

Strategic Collaborations, page 28

2. With respect to the agreement with Elan Pharma International Limited, please revise your disclosure to include a summary of the duration and material termination provisions, which you agreed to provide per your response letter to the staff dated March 17, 2011. Please refer to comment 3 of that letter.

3. Similarly, please revise your disclosure of the March 3, 2010 agreement with Eli Lilly to include a summary of the duration and material termination provisions. In addition, we note that you will be eligible to receive a double-digit royalty on sales of TT-401 products. Please provide a range of royalties that you are entitled to receive from Eli Lilly within ten percent or a statement that the percentage is in the teens, twenties, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director